June 6, 2007

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:    Division of Corporation Finance,

Re:      Gottaplay Interactive, Inc.--Amendment #1
         (File No. 333-142685

Dear Ladies and Gentlemen:

At the request of Gottaplay Interactive, Inc.. (the "Company"), we are
responding to the comments raised by the Staff of the Securities and Exchange
Commission (the "Commission") in the comment letter dated May 30, 2007 from
Barbara C. Jacobs of the Commission to John P. Gorst, Chief Operating Officer of
the Company, relating to the registration statement on Form SB-2 of the Company filed with the Commission on May 7, 2007 ("the "Registration Statement""). We
have filed simultaneously Amendment No. 1 and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the
Registration Statement.

On behalf of the Company, we have arranged for delivery to the attention of each of Maryse Mills-Apenteng of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of
Amendment No. 1.

For your convenience, the numbered paragraph below repeats your comment., Our responses, immediately follow the comment to which we are responding.

General

1. Please be advised that pending comments relating to the Form 10-KSB for the year ended September 30, 2006, as amended, must be resolved before seeking acceleration of the effective date of the above-cited registration statement.

Response

We understand that the comments have been resolved.

Selling Stockholders, page 17

2. Please provide all of the information required by Item 507 of Regulation B.
for instance, please include here a discussion of the various transactions by which the selling shareholders obtained their shares and the material terms of the transactions. Also, please state the date as of which selling shareholder information is provided and disclose any material relationships the security holders have had with Gottaplay Interactive within the past three years. See
Item 507 of Regulation S-B.

Response

The Registration Statement has been amended to include the information required by Item 507 of Regulation S-B

3. Please identify the natural person or persons having voting and/or dispositive control over Whispering Pines Dev. LLC, Cambridge Mercantile
Holdings, S.A. THI, LLC, San Diego Torrey Hills Capital, LLC, Absolute Internet
Services, Inc., and any other entities listed as selling shareholders.

Response

The Registration Statement has been amended to include the information referred to in the Staff's comment.

Signatures

4. Please indicate who is signing in the capacity of principal accounting officer or controller. See Instruction to the Signature section of Form SB-2.

Response

The Registration Statement now indicates who is signing in the capacity of principal accounting officer.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of
Counsel to this firm at 858 523-0100.

Very truly yours,
de Castro P.C.

By: /s/  Audie J. de Castro
[GRAPHIC OMITTED]
Audie J. de Castro

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